Exhibit 1


        Jay B. Langner              Richard D. Segal
        c/o Hudson General          c/o Hudson General
         Corporation                 Corporation
        111 Great Neck Road         111 Great Neck Road
        Great Neck, NY 11021        Great Neck, NY 11021


                                                              November 20, 1998


Special Committee of the
Board of Directors
Hudson General Corporation
111 Great Neck Road
Great Neck, New York  11021

Dear Sirs:

            We are hereby making an offer pursuant to which River Acquisition Corp., a corporation formed by Jay B. Langner and Richard D. Segal ("Newco"), would acquire (the "Acquisition") all of the capital stock of Hudson General Corporation (the "Company") not owned by it at a price per share of $57 in cash. The price we are prepared to pay represents a premium in excess of 10% over the average closing price of the Company's common stock over the past sixty (60) days.

            Consummation of the proposed transaction would be subject to, among other things, the negotiation and execution of a definitive merger agreement which would provide, among other things, that the obligations of the parties to consummate the Acquisition will be subject to the satisfaction of a number of conditions customarily contained in transactions of this type.

            BankBoston, N.A., European American Bank and The Chase Manhattan Bank have committed to provide the necessary financing for the transaction and our offer will not be subject to receipt of any other financing.





NYFS10...:\80\57780\0003\1948\AGRN038L.34A

            We and our advisors are prepared to meet with the Special Committee and its advisors in order to answer any questions about our proposal and to present definitive merger and other agreements for prompt consideration and execution. We assume that you will want to make a prompt announcement of our proposal. We are, however, of the view that it is in the best interest of the Company's shareholders that they be made aware of our proposal as promptly as possible, and will therefore release this letter publicly shortly after it is delivered to you and we will also be making appropriate filings to comply with our obligations under the federal securities laws.

            We hope that the Special Committee will give this offer serious consideration. As you can appreciate, with offers of this kind time is of the essence. Accordingly, if you wish to pursue a possible transaction, please contact Mr. Langner as soon as possible to discuss these matters further.



                              Very truly yours,


                              /s/ Jay B. Langner
                              -----------------------------------
                              Jay B. Langner


                              /s/ Richard D. Segal
                              -----------------------------------
                              Richard D. Segal








                                  2